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Section 106 under the	Madrid	Washington, D.C.
Jumpstart Our Business Startups Act

Re:                             Care.com, Inc. Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Care.com, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) for non public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 31, 2012. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Sheila Lirio Marcelo, President and Chief Executive Officer
Diane Musi, Esq., General Counsel
Care.com, Inc.
201 Jones Road, Suite 500
Waltham, MA 02451
Telephone: (781) 642-5900
Facsimile: (781) 736-7975

with a copy to:	John H. Chory, Esq.
Susan L. Mazur, Esq.
Latham & Watkins LLP
1000 Winter Street, Suite 3700
Waltham, MA 02451
Telephone: (617) 948-6034 and (781) 948-6032
Facsimile: (617) 948-6001

Please contact the undersigned at (617) 948-6083 or stephen.ranere@lw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Stephen W. Ranere
Stephen W. Ranere
of LATHAM & WATKINS LLP

cc:                                Sheila Lirio Marcelo, Care.com, Inc.
John Leahy, Care.com, Inc.

Diane Musi, Care.com, Inc.

John H. Chory, Latham & Watkins LLP

Susan L. Mazur, Latham & Watkins LLP

Patrick O’Brien, Ropes & Gray LLP

Thomas Holden, Ropes & Gray LLP